Exhibit 99.2

Pyxis Tankers Announces Date for the Release of Three and Nine Months Ended September 30, 2017 Results

and Related Conference Call and Webcast

MAROUSSI, GREECE – November 6, 2017 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the three and nine months ended September 30, 2017 after the market closes in New York on Thursday, November 9, 2017. We will host a conference call to discuss the results at 4:30 p.m. Eastern Time that same day.

Conference Call Details:

Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	● +1 (833) 235-7646
U.S. Toll/International:	● +1 (647) 689-4167
Conference ID:	● 5978329

Webcast:

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of our shareholders.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street

Maroussi 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.